

SECU 07003569 OMMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-50032 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Affiliated Bankers Capital, L.L.C.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Via Fortuna, Suite 625
(No. and Street)

| Austin | Texas | 78746 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Kline (512) 479-8200
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

| 14175 Proton Rd. | Dallas | TX | 75244 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Curtis Carpenter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Affiliated Bankers Capital, L.L.C., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public


MAGGIE NIENOW
MY COMMISSION EXPIRES
August 5, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# OATH OR AFFIRMATION

I, Curtis Carpenter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Affiliated Bankers Capital, L.L.C., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AFFILIATED BANKERS CAPITAL, L.L.C.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2006

AFFILIATED BANKERS CAPITAL, L.L.C.

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
Affiliated Bankers Capital, L.L.C.

We have audited the accompanying statement of financial condition of Affiliated Bankers Capital, L.L.C., as of December 31, 2006, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Affiliated Bankers Capital, L.L.C., as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 20, 2007

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

AFFILIATED BANKERS CAPITAL, L.L.C.
Statement of Financial Condition
December 31, 2006

## ASSETS

| | |
|---|---|
| Cash | $ 90,374 |
| Prepaid expense | 10,541 |
| | $ 100,915 |

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Liabilities | |
| Due to related parties | $ 54,650 |
| Accounts payable and accrued expenses | 7,840 |
| | 62,490 |
| Members' equity | 38,425 |
| | $ 100,915 |

The accompanying notes are an integral part of these financial statements.

AFFILIATED BANKERS CAPITAL, L.L.C.
Statement of Income
For the Year Ended December 31, 2006

| | |
|---|---|
| Revenues | |
| Professional services, related party | $ 383,630 |
| | |
| Expenses | |
| Professional fees | 12,850 |
| Regulatory fees and expenses | 10,372 |
| Other expenses, related party | 341,043 |
| | 364,265 |
| Net income | $ 19,365 |

The accompanying notes are an integral part of these financial statements.

## AFFILIATED BANKERS CAPITAL, L.L.C.
### Statement of Changes in Members' Equity
### For the Year Ended December 31, 2006

| | Members' Equity |
|---|---|
| Balances at December 31, 2005 | $ 19,060 |
| Net income | 19,365 |
| Balances at December 31, 2006 | $ 38,425 |

The accompanying notes are an integral part of these financial statements.

AFFILIATED BANKERS CAPITAL, L.L.C.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2006

| | | |
|---|---|---|
| Balance, at December 31, 2005 | $ | -0- |
| Increases | | -0- |
| Decreases | | -0- |
| Balance, at December 31, 2006 | $ | -0- |

The accompanying notes are an integral part of these financial statements.

AFFILIATED BANKERS CAPITAL, L.L.C.
Statement of Cash Flows
For the Year Ended December 31, 2006

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 19,365 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | |
| Change in assets and liabilities: | |
| Increase in prepaid expenses | (781) |
| Increase in due to related party | 22,567 |
| Increase in accounts payable and accrued expenses | 1,125 |
| Net cash provided (used) by operating activities | 42,276 |
| **Cash flows from investing activities** | |
| Net cash provided (used) by investing activities | -0- |
| **Cash flows from financing activities** | |
| Net cash provided (used) by financing activities | -0- |
| Net increase in cash | 42,276 |
| Cash at beginning of year | 48,098 |
| Cash at end of year | $ 90,374 |

**Supplemental Disclosure of Cash Flow Information**

| | |
|---|---|
| **Cash paid during the year for:** | |
| Interest | $ -0- |
| Income taxes | $ -0- |

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

**Organization**

Affiliated Bankers Capital, L.L.C. (the "Company") was incorporated as a subchapter S corporation in February 1997 under the laws of the state of Texas. In September 1999, the Company was reorganized as a limited liability company. The duration of the Company shall be perpetual, unless terminated earlier in accordance with regulations of the Company. The equity interest of the Company are owned by an individual and two trusts which are related through common ownership to entities listed in Note 4 to these financial statements. The Company processes securities transactions involved in raising capital in the banking industry solely for ASCIB, L.P. ("ASCIB"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under (SEC) Rule15c3-3 k(2)(ii) involving the sale of corporate securities and business brokerage activities.

**Cash and Cash Equivalents**

Cash and cash equivalents include cash, interest-bearing deposits, certificates of deposits, and investment securities with original maturities of 90 days or less.

**Securities Transactions**

The Company does not intend to carry or clear customer accounts, and will not hold customer funds or securities. Customer transactions will be executed between the buying and selling parties.

**Income Taxes**

The Company elected to be taxed as a partnership under the provisions of the Internal Revenue Code. As a result, all federal income tax liability or expense is paid by the members of the Company.

**Revenue Recognition**

The Company records professional services revenue related to commissions once the related transaction is completed, the fee is fixed and determinable, persuasive evidence of an arrangement exists, and collectibility is probable.

Note 1 - Summary of Significant Accounting Policies, continued

**Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of approximately $27,884 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.2 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(3).

Note 4 - Related Party Transactions/Economic Dependency

The Company is affiliated with several other companies through common ownership. These companies are Alex Sheshunoff Management Services, L.P. ("ASM"), ASCIB, and AS Agency ("ASA"), L.L.C.

The Company and its affiliates are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

During 1998, the Company entered into a service agreement with three affiliates of the Company whereby the affiliates agreed to provide certain limited administrative and operating services as well as office space and equipment at no cost to the Company. Effective May 1, 2006 the Company modified the service agreement to more accurately reflect the various expenses. $339,847 was paid to ASM under this agreement for the year ended December 31, 2006.

Note 4 - Related Party Transactions/Economic Dependency, continued

The Company derived $381,472 of its professional services revenue during 2006 from ASCIB and $2,158 from ASA. At December 31, 2006 $32,584 was owed to ASCIB and $22,066 was owed to ASM.

The Company is economically dependent on its affiliates.

Note 5 - Concentration Risk

The Company during the year had concentration of credit risk arising from cash deposits with banks in excess of Federally insured limits.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2006

**Schedule I**

AFFILIATED BANKERS CAPITAL, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

## COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Total members' equity qualified for net capital | $ 38,425 |
| Add: | |
| Other deductions or allowable credits | -0- |
| Total capital and allowable subordinated liabilities | 38,425 |
| Deductions and/or charges | |
| Non-allowable assets | |
| Prepaid expenses | (10,541) |
| Net capital before haircuts on securities positions | 27,884 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | -0- |
| Net capital | $ 27,884 |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Items included in statement of financial condition | |
| Accounts payable and accrued expenses | $ 62,490 |
| Total aggregate indebtedness | $ 62,490 |

**Schedule I (continued)**

AFFILIATED BANKERS CAPITAL, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 4,168 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Net capital in excess of required minimum | $ 22,884 |
| Excess net capital at 1000% | $ 21,635 |
| Ratio: Aggregate indebtedness to net capital | 2.2 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

**Schedule II**

AFFILIATED BANKERS CAPITAL, L.L.C.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

## EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(3), and has followed the exemptive provisions.

# Independent Auditor's Report

# On Internal Control

# Required By SEC Rule 17a-5

# Year Ended December 31, 2006



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Affiliated Bankers Capital, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Affiliated Bankers Capital, L.L.C. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
February 20, 2007

END